UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ballantyne of Omaha, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

058516105

(CUSIP Number)

Margaret L. Doyle
One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 Ph.(402) 393-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) McCarthy Group, Inc. I.R.S. Identification No. 47-0697955

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A. – Organized under the laws of the State of Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO (Nebraska corporation)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BalCo Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A. – Organized under the laws of the State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fulcrum Growth Partners, L.L.C. I.R.S. Identification No. 47-0819413

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A. – Organized under the laws of the State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dana C. Bradford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,625

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 23,625

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,625 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0% (2)

14.	Type of Reporting Person (See Instructions) IN (Nebraska resident)

(1)  Mr. Bradford owns options currently exercisable to purchase 23,625 shares of common stock of Ballantyne of Omaha, Inc. (the “Issuer”).

(2)  The percentage reported in row (13) is calculated based upon 12,947,329 shares of common stock of the Issuer issued and outstanding as of October 31, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for quarter ended September 30, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dennis M. O’Brien

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN (Nebraska resident)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott A. Schmidt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN (Nebraska resident)

This Amendment No. 3 on Schedule 13D (this “Amendment No. 3”) hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2001 (the “Initial Schedule 13D”) by McCarthy Group, Inc. (“MGI”), BalCo Holdings, LLC (“BalCo”), Fulcrum Growth Partners, L.L.C. (“Fulcrum”), Dana C. Bradford, Dennis M. O’Brien and Scott A. Schmidt (each a “Reporting Person” and collectively, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed on October 11, 2001 (“Amendment No. 1”) and Amendment No. 2 thereto filed on March 21, 2003 (“Amendment No. 2”).  This Amendment No. 3, together with the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2, are referred to collectively as the “Schedule 13D.”

This Amendment No. 3 is being filed to report the sale by the Reporting Persons of all of the outstanding shares of Common Stock (defined in Item 1 below) held by the Reporting Persons to an unaffiliated group of private investors pursuant to a registration statement filed by the Issuer (defined in Item 1 below) with the Commission on behalf of the Reporting Persons.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the ”Common Stock”), of Ballantyne of Omaha, Inc., a Delaware corporation, with principal offices located at 4350 McKinley Street, Omaha, NE 68112 (the ”Issuer”).

Item 2.	Identity and Background

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the ”Act”), and the agreement filed as Exhibit 99(1) with Amendment No. 1 dated October 3, 2001 and incorporated herein by reference, the undersigned, MGI, hereby files this Amendment No. 3 on behalf of all Reporting Persons.  MGI currently owns a 20% membership interest in Fulcrum and is the sole Managing Member of Fulcrum, and, as such, MGI is vested with, and exercises, full discretion and authority with respect to the management and control of the business activities and affairs of Fulcrum.  Fulcrum owns a 100% membership interest in BalCo, and MGI serves as the sole Manager of BalCo with discretion and authority with respect to the management and control of the business activities and affairs of BalCo.  MGI, as the sole manager of BalCo, has voting and dispositive control of the shares of Common Stock owned of record by BalCo.  Neither Fulcrum nor BalCo have any officers or directors, as each of them are managed solely by MGI.  Dana C. Bradford, Dennis M. O’Brien and Scott A. Schmidt each have executed agreements assigning all voting rights to the shares of Common Stock they own of record to MGI, together with certain rights regarding the disposition of the shares of Common Stock.

BalCo

BalCo Holdings, LLC (“BalCo”), a Delaware limited liability company, maintains its principal place of business at 1125 South 103rd Street, Suite 450, Omaha, NE 68124, and is engaged in any lawful business or activities for which a limited liability company may be formed under the Delaware Limited Liability Company Act, including, without limitation, the acquisition and ownership of the Common Stock.  BalCo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which BalCo was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Fulcrum

Fulcrum Growth Partners, L.L.C. (“Fulcrum”), a Delaware limited liability company, maintains its principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is engaged in any lawful business or activities for which a limited liability company may be formed under the Delaware Limited Liability Company Act, including, without limitation, the ownership and operation of BalCo.  Neither Fulcrum nor, to the knowledge of Fulcrum, BalCo, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which neither Fulcrum nor BalCo was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MGI

McCarthy Group, Inc. (“MGI”), a Nebraska corporation, maintains its principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is engaged in merchant banking and, through McCarthy & Co. and McCarthy Group Asset Management, Inc. (“MGAMI”), investment banking and investment management.  MGAMI is an institutional investment manager, that periodically files reports on Form 13F.  Fulcrum and MGAMI have entered into a Management Agreement, dated March 17, 1999 (the “Management Agreement”), pursuant to which MGAMI provides, in exchange for a fee, investment advice to Fulcrum and MGI, as the Managing Member of Fulcrum.  Additionally, McCarthy & Co., a Nebraska corporation, has entered into an Investment Services Agreement, dated March 15, 1996 (the “Services Agreement”), under which McCarthy & Co. in exchange for a fee has agreed to use its best efforts and provide services in connection with the identification of suitable investments for MGI.  However, MGAMI and McCarthy & Co. do not, collectively or individually, have the right or the ability to control or direct the voting or disposition of any securities of the Issuer.  Accordingly, MGAMI and McCarthy & Co. are not beneficial owners of the Common Stock of the Issuer and, therefore, are not included as Reporting Persons on this Schedule 13D.

Exhibit 99(2) filed with Amendment No. 2 contains a list of and information regarding the executive officers and directors of MGI required by General Instruction C to this Schedule 13D, which exhibit is incorporated herein by reference with respect to each such officer and director of MGI.  MGI and, to the knowledge of MGI, none of the other Reporting Persons or the persons listed on Exhibit 99(2) to Amendment No. 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which MGI, the other Reporting Persons or the individuals identified on Exhibit 99(2) to Amendment No. 2 were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dana C. Bradford

Dana C. Bradford (“Bradford”) is an individual resident of Nebraska, maintains his principal place of business at 1125 South 103rd Street, Suite 450, Omaha, NE 68124, and is a principal with McCarthy Group, Inc. (“MGI”).  Bradford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Bradford was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dennis M. O’Brien

Dennis M. O’Brien (“O’Brien”) is an individual resident of Nebraska, maintains his principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is a principal with McCarthy Group, Inc. (“MGI”).  O’Brien has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which O’Brien was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Scott A. Schmidt

Scott A. Schmidt (“Schmidt”) is an individual resident of Nebraska, maintains his principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is a principal with McCarthy Group, Inc. (“MGI”).  Schmidt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Schmidt was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

On November 19, 2004, the Reporting Persons sold their collective holdings in the Issuer, consisting of 3,917,027 shares of Common Stock, to an unaffiliated group of private investors for a purchase price of $3.00 per share.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is amended in its entirety to read as follows:

On November 19, 2004, the Reporting Persons sold their collective holdings in the Issuer, consisting of 3,917,027 shares of Common Stock, to an unaffiliated group of private investors.  The purpose of the sale was to liquidate and monetize their investment in the Issuer.  Considering the liquidation of their investment, the Reporting Persons have discussed with the Board of Directors of the Issuer whether Mr. Bradford should serve the remainder of his term as a Director of the Issuer.  At the present time, no decision has been made.

At the present time, none of the Reporting Persons has any plans or proposals which relate to or would result in:  (a) the acquisition by any Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to those enumerated in (a) through (h) of this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended in its entirety to read as follows:

On November 19, 2004, the Reporting Persons sold their collective holdings in the Issuer, consisting of 3,917,027 shares of Common Stock, to an unaffiliated group of private investors for a purchase price of $3.00 per share.  As a result of this sale and except as set forth below, none of the Reporting Persons owns beneficially or of record any shares of the Common Stock of the Issuer.

Mr. Bradford continues to own options currently exercisable to purchase 23,625 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is amended in its entirety to read as follows:

As a result of the sale of Common Stock reported on this Amendment No. 3 and except as set forth below, the Reporting Persons no longer have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Mr. Bradford continues to serve on the Board of Directors of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Item 7 of Schedule 13D is amended in its entirety to read as follows:

Exhibit 99(1) was filed as an Exhibit to Amendment No. 1 to Schedule 13D dated October 3, 2001 and is incorporated herein by reference.

Exhibit 99(2) was filed as an Exhibit to Amendment No. 2 to Schedule 13D dated March 21, 2003 and is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2004

MCCARTHY GROUP, INC.

By	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

FULCRUM GROWTH PARTNERS, L.L.C., a Delaware limited liability company

By McCarthy Group, Inc., its Managing Member

By	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

BALCO HOLDINGS, LLC, a Delaware limited liability company

By McCarthy Group, Inc., its Manager

By	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

/s/ Dana C. Bradford
Dana C. Bradford

/s/ Dennis M. O’Brien
Dennis M. O’Brien

/s/ Scott A. Schmidt
Scott A. Schmidt